SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE 194th MEETING OF THE FISCAL COUNCIL

HELD ON APRIL 3, 2020

1.            DATE, TIME AND PLACE: On April 3, 2020, at 4:00 p.m., held through conference call.

2.            CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting convened pursuant to the Internal Regulations of the Fiscal Council, with the attendance, through conference call, of the Board Members indicated below. Messrs. Pedro Freitas, Alexandre Jerussalmy and Marcos Miola have also participated, as well as Messrs. Anselmo Macedo and Rafael Pereira, partners in KPMG Auditores Independentes (“KPMG”), and Mses. Lilian Porto Bruno, Ana Paula Tarossi, Clarisse Mello Machado Schlieckmann, Vivian Atanes and Isis Diniz. The Chairman of the Fiscal Council, Mr. Carlos Alberto Rechelo Neto, chaired the meeting and Ms. Clarisse Mello Machado Schlieckmann was the secretary.

3.            AGENDA: After examining the matters on the agenda, the members of the Fiscal Council, within the attributions provided for by Law No. 6,404/76, as amended, and fulfilling their duties as a Fiscal Council, in accordance with the rules of the Securities and Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, resolved on the following matters:

3.1.

PRESENTATION OF THE INDEPENDENT AUDITORS’ REPORT ON THE COMPANY’S INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE FISCAL YEAR ENDED ON DECEMBER 31, 2019: Messrs. Anselmo Macedo and Rafael Pereira, as KPMG’s representatives, presented the Independent Auditors’ report on the Company’s Individual and Consolidated Financial Statements regarding the Fiscal Year ended on December 31, 2019. During the presentation of the Financial Statements regarding the fiscal year ended on December 31, 2019, KPMG’s representatives reaffirmed their independence and stated they did not find any adjustments that could materially affect such Financial Statements; therefore, they issued an unqualified Opinion on the Company’s Individual and Consolidated Financial Statements regarding the Fiscal Year ended on December 31, 2019

3.2.

TECHNICAL FEASIBILITY STUDY FOR THE REALIZATION OF THE DEFERRED TAX ASSET: The technical feasibility study that allows the realization of the Company’s deferred tax asset, pursuant to CVM Ruling No. 371/02, was reviewed, pursuant to the copy attached to these minutes as Exhibit I.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE 194th MEETING OF THE FISCAL COUNCIL

HELD ON APRIL 3, 2020

3.3.

REVIEW AND OPINION ON THE MANAGEMENT REPORT, THE FINANCIAL STATEMENTS AND THE ALLOCATION OF RESULTS RELATED TO THE FISCAL YEAR ENDED ON DECEMBER 31, 2019:After reviewing the Management Report, the individual and consolidated Financial Statements prepared pursuant to the accounting practices adopted in Brazil and based on the IFRS standards, approved by IASB, as the case may be, to be filed at CVM, and the proposal for Allocation of Results related do the fiscal year ended on December 31, 2019, the Board Members issued a favorable opinion on the Annual Management Report regarding the individual and consolidated Financial Statements and the proposal for Allocation of Results related to the fiscal year ended on December 31, 2019, and issued a favorable opinion, pursuant to Exhibit II.

4. ADJOURNMENT: Finally, the Board Members requested that, in case of postponement of the Company’s Annual General Meeting due to Provisional Measure 931/20, and the consequent extension of the current term of office of the Fiscal Council members, the agenda of the Fiscal Council be adjusted so that the current Fiscal Council members can appreciate the 1Q20 results. As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, April 3, 2020.

Carlos Alberto Rechelo Neto Chairman Gilberto Braga Effective Member	Clarisse Mello Machado Schlieckmann Secretary Ismael Campos de Abreu Effective Member
Patricia Gracindo Marques de Assis Bentes Effective Member	Viviana Cardoso de Sá e Faria Effective Member

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE 194th MEETING OF THE FISCAL COUNCIL

HELD ON APRIL 3, 2020

EXHIBIT I

Realization of the Tax Losses’ projection - R$ MM

December 2019 - period assessed: 10 years

Opening of accounting balance sheet regarding IR/CS (Corporate Income Tax/Social Contribution on Net Profit) - Assets and Liabilities

Company R$ MM	Braskem S.A (BRAZIL)	Braskem IDESA (MEXICO)	Braskem America (USA)	Braskem Europe (GERMANY)	Other Companies and Adjustments Consolidation	Consolidated
IRPJ/CSLL Deferred Assets	3,680	939	-	28	95	4,742
IRPJ/CSLL Deferred Liabilities	(2,072)	-	(272)	-	(8)	(2,352)
Net Balance Assets (Liabilities)	1,607	939	(272)	28	(87)	2,390

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE 194th MEETING OF THE FISCAL COUNCIL

HELD ON APRIL 3, 2020

Future profitability comparative and realizable deferred balance

Company R$ MM	Braskem S.A (BRAZIL)	Braskem IDESA (MEXICO)	Braskem America (USA)	Braskem Europe (GERMANY)	Other Companies and Adjustments Consolidation	Consolidated
Taxable Profits	9,285	13,912	9,709	5,825	-	38,370
IRPJ/CSLL payable	3,157	4,174	2,039	1,816	-	11,185

The study is based on the Business Plan approved by the Audit Committee.

In a 10-year scenario, the companies will generate a tax base sufficient to realize the respective deferred tax balances.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE 194th MEETING OF THE FISCAL COUNCIL

HELD ON APRIL 3, 2020

EXHIBIT II

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

FISCAL COUNCIL’S REPORT

The members of the Fiscal Council of BRASKEM S.A., in the exercise of the provisions of article 163, items II, III and VII, of Law No. 6,404/76, after reviewing (i) the Annual Management Report, (ii) the Company’s Individual and Consolidated Financial Statements, together with the respective Explanatory Notes, regarding the fiscal year ended on December 31, 2019, and the Independent Auditors’ Opinion, and (iii) the management’s proposal to state the accrued loss related to the fiscal year ended on December 31, 2019, as ascertained in the statement of net equity, in the amount of two billion, seven hundred sixty-seven million, nine hundred sixty-five thousand, five hundred sixty-six reais and fourteen centavos (R$ 2,767,965,566.14), pertaining to the Financial Statements concerning the fiscal year ended on December 31, 2019, and that the balance of the Company’s profit reserve be partially allocated to cover the entire loss ascertained in the fiscal year, unanimously concluded that the reviewed documents properly reflect the financial status of the Company, and issued an opinion in the sense that the documents may be approved by the General Shareholders’ Meeting of the Company, considering the unqualified opinion of KPMG Auditores Independentes, issued on April 3, 2020.

São Paulo/SP, April 3, 2020.

Carlos Alberto Rechelo Neto Effective Member Ismael Campos de Abreu Effective Member	Gilberto Braga Effective Member Patricia Gracindo Marques de Assis Bentes Effective Member
Viviana Cardoso de Sá e Faria Effective Member

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.